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                                     FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


                            (Print or Type Responses)
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1. Name and Address of Reporting Person

                            Stonehill Partners, L.P.
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      (Last)                      (First)                       (Middle)
                        110 East 59th Street, 30th Floor
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                                  (Street)
      New York                    New York                       10022
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      (City)                      (State)                        (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)

                        7/11/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

                Caspen Oil, Inc. (CSPN)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

      [     ]   Director                     [  X* ]   10% Owner
      [     ]   Officer (give title below)   [     ]   Other (specify below)


6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

      [  X  ]   Form filed by One Reporting Person
      [     ]   Form filed by More than One Reporting Person


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                              (Page 1 of 2 Pages)

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             Table I - Non-Derivative Securities Beneficially Owned
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 1. Title of Security       2. Amount of      3. Ownership       4. Nature of
    (Instr. 4)                 Securities        Form:  Direct      Indirect
                               Beneficially      (D) or             Beneficial
                               Owned             Indirect (I)       Ownership
                               (Instr. 4)        (Instr. 5)         (Instr. 5)

    -----------------------  -------------     -------------      -------------

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Reminder:  Report on a separate line for each class  of  securities beneficially owned directly or indirectly.


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           Table II - Derivative Securities Beneficially Owned (e.g.,
             puts, calls, warrants, options, convertible securities)
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 1. Title of Derivative Security (Instr. 4)

    Series A $1.80 Cumulative Convertible Preferred Shares, par value $1.00 per share
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 2. Date Exercisable and Expiration Date (Month/Day/Year)

        Immediately                            N/A
    --------------------               --------------------
      Date Exercisable                   Expiration Date

 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

    Common Stock, par
    value $.01 per share                      84,220
    --------------------               --------------------
           Title                         Amount or Number
                                            of Shares

 4. Conversion              5. Ownership              6. Nature of
    or Exercise                Form of                   Indirect
    Price of                   Derivative                Beneficial
    Derivative                 Security:                 Ownership
    Security                   Direct (D)                (Instr. 5)
                               or Indirect
                               (I)(Instr. 5)

        **                           D
   -------------               -------------             -------------
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Explanation of Responses:

       * This form is being filed to report beneficial ownership of more than 10% of a class of equity securities, although it is not clear that the Series A $1.80 Cumulative Covertible Preferred Shares ("Series A Preferred Shares") is a separate class of equity securities under the applicable rules, as the holders of the Series A Preferred Shares vote together with the holders of the Series C Preferred Shares, par value $1.00 per share, and Series E Preferred Shares, par value $1.00 per share, on most matters. If those three series of preferred stock were treated as a single class of equity securities, Stonehill would hold less than 7.3% of such class.

       ** Each  Series  A  Preferred  Share  is convertible into 1.132 shares of
          Common Stock, par value $.01 per share.

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

       /s/ John A. Motulsky                               August 14, 1997
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         Signature of Reporting Person                         Date

         Stonehill Partners, L.P.
         by John A. Motulsky,
         General Partner

                               (Page 2 of 2 Pages)